                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Perficient, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71375U 10 1
                                   -----------
                                 (CUSIP Number)

                                 Sam J. Fatigato
                             4403 Travis Vista Drive
                               Austin, Texas 78738
                                 (630) 235-1438

                                 with a copy to:
                                  Alexis Cooper
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000

                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2002
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 937,308 which constitutes approximately 14.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,593,069 shares of Perficient, Inc's common stock.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------------------------------------------------------------
 1    Name of Reporting Person:

      Sam J. Fatigato
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds: OO

------------------------------------------------------------------------------
 5    Check box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f):
                                                                    [_]
-----------------------------------------------------------------------------
 6    Citizenship or Place of Organization: USA

------------------------------------------------------------------------------
                     7    Sole Voting Power: 937,308
     NUMBER OF
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    Shared Voting Power: -0-
     OWNED BY
       EACH       -----------------------------------------------------------
    REPORTING        9    Sole Dispositive Power: 937,308
      PERSON
       WITH        -----------------------------------------------------------
                     10   Shared Dispositive Power: -0-

------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person:
      937,308
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                    [_]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11): 14.2%

------------------------------------------------------------------------------
14    Type of Reporting Person: IN

------------------------------------------------------------------------------


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

Item 1.  Security and Issuer.

         This statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities Exchange Commission ("SEC") on May 10, 2000 in connection with the shares of common stock, par value $.001 per share (the "Shares") of Perficient, Inc., a Delaware corporation (the "Company"), held by Sam J. Fatigato. The principal executive offices of the Company are located at 7600-B North Capital of Texas highway, Austin, Texas 78731. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.  Identity and Background.

         Item 2 (b) and (c) are hereby amended and restated as follows:

         (b) Mr. Fatigato's address is 4403 Travis Vista Drive, Austin, Texas 78738.

         (c) Mr. Fatigato is currently employed as a Sales Agent for Perficient, Inc.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following to the end of Item 3:

         Mr. Fatigato used personal funds to purchase the additional shares of stock set forth in Item 5.

Item 4.  Purpose of Transaction.

         Item 4 is amended and restated as follows:

         The Shares to which this Statement relates have been acquired for investment purposes and to influence the direction and management of the Company. Mr. Fatigato acquired the Shares reported herein for investment purposes. Consistent with such purposes, Mr. Fatigato has had, and may have in the future, discussions based on publicly available information with management of the Company concerning the Company's recent operating history as well as the Company's general business outlook and prospects. Depending on market conditions and other factors that he may deem material to his investment decision, Mr. Fatigato may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that he now owns or hereafter may acquire. Except as set forth in this Item 4, Mr. Fatigato has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

         On April 19, 2002, Mr. Fatigato sent a letter to the Company containing his resignation as an officer and director and irrevocably renouncing his right to designate a replacement member on the Company's board of directors. A copy of this letter is attached hereto as Exhibit C and incorporated herein by reference.

         Pursuant to that certain letter agreement dated April 19, 2002, a copy of which is attached hereto as Exhibit D and incorporated herein by reference, Mr. Fatigato has agreed to certain transfer restrictions upon his Shares. Mr. Fatigato has agreed that, for a period of 12 months from the date of the letter agreement, he shall agree to be bound by any restrictions or "lock-up" agreement with respect to his Shares of the Company that are agreed to generally by the other members of management of the Company, not to exceed 90 days in any single instance. Mr. Fatigato further agreed that, for a period of

12 months following the initial 12 month period, he shall agree not to sell more than 10,000 shares in any given month while such members of management of the Company are bound by a "lock-up" agreement, not to exceed 90 days in any single instance.

Item 5.  Interest in Securities of the Issuer.

         Items 5 (a) and (b) are hereby amended and restated as follows:

         (a) Mr. Fatigato beneficially owns 937,308 Shares constituting approximately 14.2% of the Shares of common stock of the Company. A portion of the Shares are subject to forfeiture under the terms set forth in the Merger Agreement.

         (b) Mr. Fatigato has the sole power to dispose or direct the disposition of 937,308 Shares constituting approximately 14.2% of the Shares of common stock of the Company and the sole power to vote such shares.

         Item 5(c) is amended by adding the following to the end of such section:

         (c) During the past sixty (60) days, Mr. Fatigato has acquired 50,000 shares of the Company's Series A Preferred Stock at a price of $1.00 per share and he was granted 25,000 Common Stock Purchase Warrants (for every two shares of Series A Preferred Stock Mr. Fatigato purchased, he received one Common Stock Purchase Warrant). The Common Stock Purchase Warrants are exercisable at $2.00 per Share. The Series A Preferred Stock will convert into one Share of common stock at a conversion price of $1.00 per share, subject to adjustment. Under the terms of the purchase agreement, the shares of Series A Preferred Stock cannot be converted until the issuance of common stock (upon conversion of the Preferred Stock) has been approved by the Company's shareholders. On April 19, 2002, Mr. Fatigato's options to purchase a total of 221,358 Shares became fully vested. The exercise price of the Options range from $0.74 to $3.75 per share. Except as set forth in this paragraph (c), Mr. Fatigato has not effected any other transactions in Shares during the past sixty (60) days.

         In addition, Mr. Fatigato acquired an aggregate of 3,250 Shares of Common Stock between November of 2000 and March of 2001 through open market transactions, at a price ranging between $3.1494 to $10.50 per share. Mr. Fatigato also donated an aggregate of 12,000 Shares to various charitable organizations between December 2000 and January of 2002.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended by adding the following to the end of such section:

         Exhibit C -- April 19, 2002 Resignation Letter

         Exhibit D -- April 19, 2002 Letter Agreement regarding Shares

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

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   April 19, 2002

                                         /s/ Sam J. Fatigato
                                        ---------------------------------------
                                         Sam J. Fatigato


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


                                  EXHIBIT INDEX

                                                                           Page
Exhibit     Document Description                                          Number
A           Agreement and Plan of Merger - previously filed

B           Registration Rights Agreement - previously filed

C           April 19, 2002 Resignation Letter

D           April 19, 2002 Letter Agreement regarding Shares

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